July 5, 2024

Russell Ford
Chief Executive Officer
Dynasty Parent Co., Inc.
6710 North Scottsdale Road, Suite 250
Scottsdale, AZ 85253

       Re: Dynasty Parent Co., Inc.
           Draft Registration Statement on Form S-1
           Submitted June 7, 2024
           CIK No. 0002025410
Dear Russell Ford:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed June 7, 2024
Cover Page

1. Please provide an identification of the nature of the underwriting arrangement. See Item
       501(b)(8) of Regulation S-K.
Prospectus Summary, page 1

2. We note that on page 4 and 88, you present the non-GAAP measure, Adjusted EBITDA, but do not present the most directly comparable GAAP measure, Net loss, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of
       Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP Financial
       Measures.
 July 5, 2024
Page 2
3. Please balance the disclosure in your summary by prominently disclosing your level of indebtedness, history of losses and challenges you face.
Summary Historical Consolidated Financial Information, page 17

4. Footnote (2) on page 18 indicates that management uses EBITDA to evaluate your performance, allocate resources and measure leverage, as such, it appears you are using
       EBITDA as both a performance and liquidity measure. Please clarify whether the measure is used for liquidity purposes and if so, please revise future filings to reconcile the measure to the most directly comparable GAAP measure, cash flows from operating activities.
Risk Factors, page 20

5. We note your risk factors indicating that inflation has affected your operations that there is significant inflationary on wages. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
Use of Proceeds, page 60

6. We note that you "intend to use the net proceeds from this offering to repay certain indebtedness." Please revise to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Item 504 of Regulation S-K.
7. We note your disclosure stating the principal purposes for which the net proceeds to you from the securities to be offered are intended to be used. Revise your disclosure to include the approximate amount intended to be used for each such purpose. See
Item 504 of
       Regulation S-K.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, page 69

8. We note that you include disclosure of Adjusted EBITDA Margin. Please revise to include disclosure of the most comparable GAAP measure, presumably net income/loss margin, whenever you disclose this non-GAAP measure. See Item 10(e)(1)(i)(A) of
       Regulation S-K and Question 102.10(a) of the SEC Staff's C&DI on
Non-GAAP
       Financial Measures
Results of Operations, page 72

9. Your disclosure indicates that revenue increased as a result of both volume and price growth. In future filings, please quantify the impact of the individual factors impacting your results of operations. Additionally, we note the volume increases were partially offset by ongoing supply chain delays that impacted the availability of parts and ultimately engine throughput across all of our end markets. To the extent there have been material impacts to your results of operations, revise future results of operations discussions to quantify such impacts.
 July 5, 2024
Page 3
Liquidity and Capital Resources, page 75

10. We note your risk factor on page 50 where you indicate that your ability to pay dividends will rely on cash flow generated by your subsidiaries and there may be restrictions on your subsidiaries limiting their ability to pay dividends to you. Given the holding company structure noted, please revise your disclosures to discuss any material restrictions on your ability to transfer funds from your operating subsidiaries and the potential impact on your liquidity. Additionally, given you are a holding company, please tell us what consideration you gave to the need for parent only financial statements under
       Rules 5-04 and 12-04 of Regulation S-X.
Research and Development, Patents, Trademarks and Licenses, page 98

11. Please provide a list of any patents, trademarks, or licenses you own including their period of validity and issuing country.
Notes to the Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
(f) Revenue Recognition, page F-11

12. We note that you recognize revenues under fixed price and time and materials contracts, which recognize revenue over time proportionately to costs incurred relative to total expected costs to satisfy the performance obligation. We also note that this type of percentage of completion accounting depends on your ability to make reasonably dependable cost estimates, costs may be incurred over a period of several years, and estimation of these costs requires the use of judgment. Since it appears a significant portion of your revenues are recognized using this method, a significant change in one or more of these estimates could affect your results. Please revise the notes to your financial statements to disclose the impact of changes in contract estimates on your results during each period presented, including an analysis of the underlying reasons for the changes in estimates. Please refer to ASC 250-10-50-4. Additionally, please revise your Critical
       Accounting Estimates section of MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. To the extent material, please revise your disclosure to address such circumstances, accompanied by an appropriate level of analysis of the underlying reasons for the significant changes. We believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in Critical Accounting
       Estimates,    and the separate potential impacts on your results.
 July 5, 2024
Page 4
Note 4. Revenue Recognition, page F-25

13. We note from your disclosure in Note 4 that you present disaggregated revenue information only by segment. However, it appears from your discussion in the results of operations section of MD&A, that you discuss revenue trends in your end markets of commercial aerospace, military and business aviation. Please tell us the consideration given to presenting additional disaggregated revenue by categories such as end market or contract type, as set forth in the guidance in ASC 606-10-50-5 and 606-10-55-89 through 55-91.
General

14. Please revise to provide disclosure of Commission's position on indemnification for
       Securities Act liabilities in the prospectus instead of in Part II. See
Item 510 of Regulation
       S-K.

       Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing